PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. Commences Trading on the Frankfurt Stock Exchange

May 1, 2006, Vancouver, BC -- Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that its common shares have started trading on the Frankfurt Stock Exchange under the symbol P7J.  PFN is also pleased to announce that it has entered into an investor relations agreement with Value Relations GmbH of Frankfurt, Germany to provide services that include exposure to individual and institutional investors.

Mr. Harry Barr, President and CEO of PFN stated, “We believe that this new exposure in Germany represents a great opportunity to increase our liquidity and further broaden our shareholder base in Europe.”

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed. PFN has expended approximately $1.4 million on the project to date. Exploration plans for 2006 are currently being finalized. On April 12, 2006, Pacific North West Capital Corp. acquired a 100-per-cent working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. PFN's exploration program will focus on the search for economic lode platinum mineralization in the ultramafic intrusive complex that is believed to be the source of platinum placer deposits. Management is currently completing plans for the 2006 exploration program.

PFN is involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

1

May 1, 2006